Exhibit 99.1
Central GoldTrust
Wednesday July 20, 2011

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the six months ended June 30, 2011.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	June 30	December 31
	2011	2010
Net assets:
Gold at market	$919,607,576	861,425,828
Cash and short-term deposits	14,476,434	16,388,542
Prepaid expenses and other	145,311	91,399
	934,229,321	877,905,769
Accrued liabilities	(530,427)	(819,113)
Net assets representing Unitholders’ equity	$933,698,894	877,086,656

Represented by:
Capital
Units issued: 16,648,000	$572,667,949	572,667,949
Retained earnings inclusive of unrealized appreciation of holdings	361,030,945	304,418,707
	$933,698,894	877,086,656

Net asset value per Unit	$56.08	52.68

Exchange rate: U.S. $1.00 = Cdn.	$0.9643	0.9946

Net asset value per Unit expressed in Canadian dollars	$54.08	52.40

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $39.8 million or 4.4% during the three months ended June 30, 2011, to a total of $933.7 million.  This increase was attributable to the 4.6% increase in the price of gold during the period.

Net assets increased by $56.6 million or 6.5% during the six months ended June 30, 2011 as a result of the 6.8% increase in the price of gold during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars, unaudited)
	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
Income:
Interest	$21,552	3,313	$10,627	2,323
Change in unrealized appreciation of holdings	58,207,269	57,397,535	40,627,018	52,751,163
Total income	58,228,821	57,400,848	40,637,645	52,753,486
Expenses:
Administration fees	897,349	525,309	466,954	288,928
Safekeeping fees and bank charges	476,997	227,508	259,485	119,763
Auditors’ fees	62,715	45,397	44,367	22,751
Trustees’ fees and expenses	43,419	34,706	19,921	14,573
Unitholder information	37,324	35,676	29,986	23,939
Legal fees	35,375	66,201	14,017	57,119
Stock exchange fees	29,662	23,105	14,831	11,553
Regulatory filing fees	23,548	20,962	11,826	9,728
Registrar and transfer agent fees	9,301	7,337	4,201	3,838
Miscellaneous	234	736	132	148
Foreign currency exchange loss	659	1,969	659	-
Total expenses	1,616,583	988,906	866,379	552,340
Net income
inclusive of the change in unrealized appreciation of holdings	$56,612,238	56,411,942	$39,771,266	52,201,146
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$3.40	5.05	$2.39	4.57

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended June 30, 2011 was $39.8 million ($2.39 per Unit) compared to $52.2 million ($4.57 per Unit) for the comparative period in 2010.  For the six months ended June 30, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $56.6 million ($3.40 per Unit) compared to $56.4 million ($5.05 per Unit) for the same period in 2010.  Virtually all of the reported net income for the three and six month periods was a result of the change in unrealized appreciation of (gold) holdings of 4.6% and 6.8% respectively, which is not distributable income.  Interest income currently forms a nominal portion of the Trust’s income.  Certain expenses, such as administration fees (which are scaled) and safekeeping fees, have varied in relation to net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased by $178,026 and $372,040 respectively, during the three and six month periods ended June 30, 2011 as compared to the similar periods in 2010.  Safekeeping fees which are calculated based on the market price of gold and holdings thereof at each month end, increased by $139,722 and $249,489 respectively, during the three and six month periods ended June 30, 2011 compared to the similar periods in 2010.  These increases were a direct result of the higher level of net assets under administration.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three months ended June 30, 2011 were 0.09% compared with 0.10% during the same period in 2010.  The expense ratio for the six-month period ended June 30, 2011 was 0.18% compared to 0.19% for the same six-month period in 2010.  For the twelve month period ended June 30, 2011, the expense ratio was 0.35% compared to 0.37% for the twelve month period ended June 30, 2010.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At June 30, 2011, the Units of Central GoldTrust were 98.5% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

Central GoldTrust has filed their Annual Report on Form 40-F with the United States Securities Exchange Commission, which includes the financial statements for the year ended December 31, 2010.  A copy of the Form 40-F is available on Central GoldTrust’s website at www.gold-trust.com. Unitholders may request a printed copy of the complete audited financial statements, free of charge, by email to info@gold-trust.com or by regular mail to Central GoldTrust, P.O. Box 10106, Ancaster, Ontario L9K 1P3, and are also available electronically at www.sedar.com.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).